UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1- Company Press Release

Angiotech Pharmaceuticals, Inc. today announced that its corporate partner Boston Scientific Corporation (“BSC”) has today welcomed results from the independent, multi-center STENT registry, the largest prospective, comparative real world drug-eluting stent study ever reported.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: March 12, 2006

                  By: /s/

      Name: David M. Hall

      Title: Chief Compliance Officer

Exhibit 1

FOR IMMEDIATE RELEASE

NEWS RELEASE

Sunday, March 12, 2006

STENT REGISTRY SAFETY DATA FAVORS TAXUS® OVER CYPHER®

IN THE MOST COMPLEX DIABETIC PATIENTS

Complex insulin-treated diabetic population shows numerical trend toward improved MACE outcomes with TAXUS versus Cypher

Vancouver, BC- March 12, 2006 – Angiotech Pharmaceuticals, Inc. (NASDAQ:ANPI; TSX:ANP) today announced that its corporate partner Boston Scientific Corporation (“BSC”) today welcomed results from the independent, multi-center STENT registry, the largest prospective, comparative real world drug-eluting stent study ever reported.  The study included follow-up on 5,566 patients at eight coronary centers in the United States who received either a TAXUS® Express2™ paclitaxel-eluting coronary stent system or a Cypher® Stent system, including 1,182 diabetic patients, nearly 500 of whom were insulin-treated diabetics.  Among insulin-treated diabetics, the results demonstrated a numerical trend toward improved survival and lower overall Major Adverse Cardiac Events (MACE) rate for patients who received a TAXUS stent system versus those who received a Cypher stent system.  The results were presented at the American College of Cardiology’s (ACC) inaugural “Innovation in Intervention: the i2 Summit” in Atlanta.

Among the study’s diabetic patients, the TAXUS stent system was used in more complex lesions.  The TAXUS patients had a slightly higher ACC risk score, smaller vessels and longer lesions than Cypher patients.

Despite the higher complexity of the TAXUS patients, the results favored the TAXUS stent system over the Cypher stent system in each of the study’s MACE categories for insulin-treated diabetics.  The MACE rate was a composite of death (2.1 percent for TAXUS versus 5.7 percent for Cypher), myocardial infarction (MI, or heart attack) (1.3 percent for TAXUS versus 1.9 percent for Cypher), and target vessel revascularization (TVR) (3.4 percent for TAXUS versus 4.2 percent for Cypher).  The overall MACE rate also trended in favor of TAXUS (6.0 percent versus 10.7 percent for Cypher).

“In insulin-treated diabetics there is a slight separation in outcomes favoring the TAXUS stent system, although this did not reach statistical significance,” said Charles Simonton, M.D., chairman of the executive steering committee for the STENT registry.  “We plan continued enrollment to further investigate this apparent difference in outcomes.”

“Previous studies have confirmed that paclitaxel and sirolimus have different mechanisms of action, and this study provides additional favorable data regarding the performance of paclitaxel in the treatment of insulin-treated diabetics,” said Paul LaViolette, Chief Operating Officer of Boston Scientific.  “These data provide further support for our belief that the TAXUS stent system should be the preferred choice for the treatment of complex lesions.”

STENT (Strategic Transcatheter Evaluation of New Therapies) is the first U.S., multi-center, prospective registry initiated to evaluate the long-term efficacy and safety of paclitaxel- and sirolimus-eluting coronary stents among real-world patients and clinical situations.

BSC acquired worldwide exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and has co-exclusive rights to other vascular and non-vascular products.

About Angiotech Pharmaceuticals

Vancouver-based Angiotech Pharmaceuticals, Inc. is a specialty pharmaceutical company pioneering the combination of pharmaceutical compounds with medical devices and biomaterials to both create novel solutions for poorly addressed disease states and improve surgical outcomes. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

FOR ADDITIONAL INFORMATION:

Analysts and Investors:  Rui Avelar, Chief Medical Officer

Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6933

Media:  Colleen Beauregard

Waggener Edstrom Bioscience

(503) 443-7863, Email: colleenb@wagged.com